UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of April 2009
Commission File Number 001-33362
eTelecare Global Solutions, Inc.
(Translation of registrant’s name into English)
31st Floor CyberOne Building, Eastwood City, Cyberpark,
Libis, Quezon City 1110
Philippines
(Address of principal executive office)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

ETELECARE GLOBAL SOLUTIONS, INC.
Form 6-K
TABLE OF CONTENTS

Page
Signature	3
Exhibit 99.1 — Definitive Information Statement on Form 20-IS	4
Exhibit 99.2 — Questions and Answers Concerning American Depositary Shares

Other Events
On April 6, 2009, eTelecare Global Solutions, Inc. (the “Company”) filed the Company’s Definitive Information Statement on Form 20-IS (the “Definitive Information Statement”) with the Philippine Securities and Exchange Commission, a copy of which is attached to this Report of Foreign Private Issuer on Form 6-K as Exhibit 99.1.
On April 7, 2009, the Company distributed information to holders of American Depositary Shares (“ADSs”) intended to provide the holders of ADSs additional information in connection with the shareholder meeting described in the Definitive Information Statement and the pending termination of the Deposit Agreement, a copy of this information is attached to this Report of Foreign Private Issuer on Form 6-K as Exhibit 99.2. A copy of the Definitive Information Statement was also distributed to holders of ADSs and common shares.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

eTelecare Global Solutions, Inc. (Registrant)
Date: April 7, 2009	By:	/s/ Dave M. Gomez
		Name:	Dave M. Gomez
		Title:	Chief Legal Officer

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